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                               July 20, 2020

       Ian E. Robertson
       Chief Executive Officer
       Northern Genesis Acquisition Corp.
       4801 Main Street, Suite 1000
       Kansas City, MO 64112

                                                        Re: Northern Genesis
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 23,
2020
                                                            CIK 0001815495

       Dear Mr. Robertson:

              We have reviewed your draft registration statement and have the following comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

             After reviewing the information that you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted June 23, 2020

       Financial Statements
       Note 6 - Commitments
       Registration Rights, page F-14

   1. It appears that you will enter into a registration rights agreement before or on the effective date of this offering.
Please disclose whether you anticipate any maximum cash penalties under the registration
rights agreement and/or any additional penalties resulting from delays in registering
your common stock. Refer to ASC 825-20-50-1.

              You may contact Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or W. John
       Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding the
 Ian E. Robertson
Northern Genesis Acquisition Corp.
July 20, 2020
Page 2

comment on the financial statements and related matters. Please contact Edward
M. Kelly,
Senior Counsel, at (202) 551-3728 or Jay E. Ingram, Legal Branch Chief, at
(202) 551-3397 with
any other questions.



                                                          Sincerely,
FirstName LastNameIan E. Robertson
                                                          Division of
Corporation Finance
Comapany NameNorthern Genesis Acquisition Corp.
                                                          Office of
Manufacturing
July 20, 2020 Page 2
cc:       Jeffrey M. Gallant, Esq.
FirstName LastName